Trustfeed Corp.

140 Broadway, 46th Floor

New York, NY 10005

Via EDGAR

July 6, 2023

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Mariam Mansaray

Re: Trustfeed Corp.

Registration Statement on Form 10-12G

Filed May 31, 2023

File No. 000-56555

Dear Ms. Mansaray:

I write on behalf of Trusfeed Corp. (the “Company”) in response to Staff’s letter of June 27, 2023 by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form 10-12G, filed May 31, 2023 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form 10-12G filed May 31, 2023

Business, page 1

1.

You state that, “Trustfeed uses its own proprietary state-of-the-art crawler technology,

machine learning and Artificial intelligence tools which are the techniques behind the goal for trustworthy information. With the technology Trustfeed is continuously adding companies and company information with the aim of ensuring current accurate and reliable company information available 24/7.” Please explain the basis for referring to these techniques as “state-of-the-art.”

In response to this comment, the Company uses a proprietary crawler technology developed by Rasmus Refer, who has worked with crawler and search technology since 1997. The technology is able to collect, organize, validate and rank company data from the Internet in real time. The Company used the phrase “state-of-the-art” to denote that it ‘belongs or relates to the most recent stage of technological development,’ but the Company has decided to revise the language to better fit that description and has amended the registration statement to refer to the Company’s technology as “proprietary and modern.”

2.

Please support each statement or statistic referenced below by identifying the sources of all data utilized.

• There has been a post-Covid 19 surge in the volume of online ratings and reviews (40 to 80 percent higher during the core pandemic months in 2020, compared with 2019).

• E-commerce, which had already been expanding, experienced ten years’ growth during the first quarter of 2020.

• When over 50% of Amazon sales are made through third party sellers (42 billion USD in third party service revenues) it is important to be able to have fundamental information available about a company.

• B2C buyers go to sites that specialize in consumer product reviews for anything from kitchen goods to garden furniture. Most people are familiar with sites like Amazon, Trustpilot, Best Buy, Google and Yelp. Nearly half of U.S. internet users start product searches on Amazon compared to 35% on Google.

• A study of fraud found that up to 16% of Yelp review were suspicious. Some Amazon categories had up to 64% of fake reviews.

In response to this comment, the Company included the sources for each statement or statistic referenced in the amended registration statement.

3.

We note your disclosure on page 2 that you offer software-as-a-service (“SaaS”) based applications and services to your business and consumer customers, which is available through freemium and paid subscription and that your entire revenue for 2022 consisted of data sales. Your disclosures on page F-6 indicates that your revenue recognition occurs at the time product is shipped to customers when control transfers to customers. It is unclear the products and services you offer and how revenue is recognized. Your reference to products being shipped here should be clarified as your revenue disclosure does not refer to products and services requiring shipment. Accordingly, please tell us more about each of the product and service categories you offer and explain when revenue is recognized for each.

In response to this comment, the Company updated the registration statement to revise the disclosure about the Company’s revenue models and revenue recognition.

4

We note your disclosure that on page 3 that the global Total Addressable Market (excluding China) is estimated by OC&C Strategy Consultants LLP (“OC&C”) to be approximately $50 billion. Please revise to provide the definition of Total Addressable Market and explain how the $50 billion was calculated. Additionally, clarify whether you commissioned this data/report for use in connection with this registration statement.

In response to this comment, the Company updated the registration statement and removed the disclosure. The Company did not commission or pay for the report the Company intended to rely upon. The Company decided to remove the disclosure as it was immaterial.

5

We note your disclosure on page 6 that "We face competition from: Tripadvisor, Yelp, Glassdoor, Trustpilot, Capterra as well as to a certain extent Social networks, such as Facebook and Twitter.” Please revise your disclosure to fully describe your competitive position with respect to each of your products. For example, compare the specifications and search engine capabilities of your software with the technology of its competitors.

To the extent that you compare your performance relative to competitors, please revise to specify the products or procedures to which you are comparing your products. We note,

for instance, that for some of the competitive advantages you list on page 6, such as that you use advanced proprietary algorithms and AI and that you have 100 million entries in your database and add companies daily, it is not clear to which other procedures you are comparing your product or to what extent you have knowledge of the research and development efforts of your competitors. Additionally, please explain to us how you determined that these comparisons accurately reflect the current state of the competitive technology.

We also note that a significant majority of the companies you identified as competitors have significantly larger client bases and longer operating histories than you. Please convey additional information regarding your status relative to your competitors to provide evidence for your claim that you have a competitive advantage. Additionally,

explain why you believe such comparison is useful for investors.

In response to this comment, the Company updated this section in the amended registration statement to describe the competitive position with respect to each product against those of the Company’s competitors. The Company also explained its strengths and weakness in position compared with the larger more established companies in the industry on the products offered.

2

6	We note your statement on pages 1 and 2 that “To make sound purchasing decisions, consumers need to trust the companies they buy from and the products they sell. Three big problems stand in the way.” However, you subsequently only list two problems. Please revise accordingly.

In response to this comment, the Company revised this inconsistency.

7	We note that Fastbase is your controlling shareholder. Please revise to disclose that Fastbase's common stock is quoted on the OTC Pink Market and provide its trading symbol.

In response to this comment, the Company disclosed that Fastbase is a company with a trading symbol, FBSE, that is quoted on the OTC markets.

 Item 4. Security Ownership of Certain Beneficial Owners and Management, page 20

8	We note that you have two classes of voting securities, common stock and Series A preferred stock. Please revise the table to provide a footnote disclosing the voting rights of your Series A preferred stock. Additionally, please revise the beneficial ownership table to include a total voting power column that discloses Rasmus Refer's total voting power percentage.

In response to this comment, the Company included a new footnote in the amended registration statement to describe the voting rights of the Series A Preferred Stock and revised footnote 2 of the beneficial ownership table to include Fastbase’s total voting power.

General

9	We note that you own office space in Denmark. Please tell us whether your sole office and director, Rasmus Refer, resides outside of the United States. To the extent Rasmus Refer is located outside the United States, please add a risk factor addressing the difficulties U.S. stockholders may have in effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws.

In response to this comment, the Company included a risk factor addressing the difficulties U.S. shareholders may have in effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on U.S. federal securities laws.

 Sincerely

/s/ Rasmus Refer

Rasmus Refer

Chief Executive Officer

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